Exhibit 8.1
List of Significant Subsidiaries and Significant Variable Interest Entities of iQIYI, Inc.

Significant Subsidiaries	Place of Incorporation
Beijing QIYI Century Science & Technology Co., Ltd.	Chinese mainland
Beijing iQIYI Interactive Technology Co., Ltd.	Chinese mainland
iQIYI Film Group HK Limited	Hong Kong
iQIYI HK Limited	Hong Kong
iQIYI International Singapore Pte, Ltd.	Singapore

Significant Variable Interest Entities and their Subsidiaries	Place of Incorporation
Beijing iQIYI Science & Technology Co., Ltd.	Chinese mainland
Shanghai iQIYI Culture Media Co., Ltd.	Chinese mainland
Shanghai Zhong Yuan Network Co., Ltd.	Chinese mainland
Hainan iQIYI Culture Media Co., Ltd.	Chinese mainland